Barry J. Brett
Stephen G. Rinehart
TROUTMAN SANDERS LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 704-6000
Attorneys for Plaintiffs
Taro Pharmaceutical Industries Ltd. and
Taro Pharmaceuticals U.S.A., Inc.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

TARO PHARMACEUTICAL INDUSTRIES LTD. and
TARO PHARMACEUTICALS U.S.A., INC.,
Plaintiffs,

-against-

SUN PHARMACEUTICAL INDUSTRIES, LTD.,
ALKALOIDA CHEMICAL COMPANY
EXCLUSIVE GROUP, LTD., ADITYA
ACQUISITION COMPANY, LTD. and CARACO
PHARMACEUTICAL LABORATORIES, LTD.,
Defendants.
x : : : : : : : : : : : : : : x	Case No. COMPLAINT JURY TRIAL DEMANDED

SUMMARY OF THE CASE			1
THE PARTIES			4
JURISDICTION AND VENUE			6
FACTUAL BACKGROUND			7
THE INDUSTRY			7
SUN’S EFFORTS TO ACQUIRE TARO			8
A.	Access to the Taro Information by Defendants		10
B.	The Transactions with Sun		11
THE MERGER WITH SUN IS NOT APPROVED AND LITIGATION ENSUES			15
SUN ATTACKS TARO THROUGH USE OF CONFIDENTIAL INFORMATION			17
A.	Defendants Launch Their Attack On Taro By Improper Actions Designed To Divert Taro Customers		17
	1.	Phenytoin	18
	2.	Carbamazepine	19
	3.	Caraco’s Access to Taro Information Leads to
Subsequent Price Challenges			19
B.	Defendants Further Undermine Taro’s Value By Use Of Taro Confidential Information To Block And Interfere With Material Transactions		23
C.	Defendants Use Confidential Taro Information to Enhance Their Tender Offer for Taro Ltd.’s Shares		24
REVELATION OF CARACO’S SYSTEMATIC VIOLATIONS OF FDA SAFETY STANDARDS WHILE CONTROLLED BY SUN LEAD TO EXTRAORDINARY ACTIONS BY THE FDA AGAINST CARACO IN THE SUMMER OF 2009			25
THE 2009 ACTIONS BY THE FDA			29
PRESS REPORTS OF AN IMPACT ON TARO DUE TO POSSIBLE AFFILIATION WITH SUN			30
CARACO’S SHAREHOLDERS CHARGE CARACO AND ITS MANAGEMENT WITH SECURITIES FRAUD			30
THE TENDER			31
FIRST CLAIM FOR RELIEF (Violation of Section 14(D) and (E) of the Exchange Act Against Sun and Alkaloida)			34
SECOND CLAIM FOR RELIEF (Breach Of Contract Against Sun)			37

THIRD CLAIM FOR RELIEF (Misappropriation And Misuse Of Trade Secrets Against All Defendants)	38
FOURTH CLAIM FOR RELIEF (Unfair Competition Against All Defendants)	39
FIFTH CLAIM FOR RELIEF (Tortious Interference With Business Relationships Against All Defendants)	39
SIXTH CLAIM FOR RELIEF (Fraud Against All Defendants)	40
SEVENTH CLAIM FOR RELIEF (Unjust Enrichment Against All Defendants)	41

Plaintiffs Taro Pharmaceutical Industries, Ltd. and Taro Pharmaceuticals U.S.A., Inc., by their attorneys, Troutman Sanders LLP, for their Complaint, allege as follows:
SUMMARY OF THE CASE

1.           This is an action for violations of the Williams Act, 15 U.S.C. Sections 78n (d) and (e), for unlawful use and disclosure of Taro’s proprietary and confidential business information in violation of a non-disclosure agreement, and for other misconduct under common law. The plaintiffs are Taro Pharmaceuticals Industries Ltd. (“Taro Ltd.”), a publicly held corporation organized under Israeli law with its headquarters in Yakum, Israel, and Taro Pharmaceuticals U.S.A., Inc. (“Taro USA”), a New York corporation headquartered in Hawthorne, New York (collectively, “Taro”). Taro manufactures and sells a wide range of products, including proprietary and generic prescription and non-prescription pharmaceutical products in the United States and elsewhere.  Taro is currently the target of a hostile takeover attempt by defendant Sun Pharmaceutical Industries, Ltd., a company organized under the law of India, and its affiliated companies (collectively, “Sun”).  For two years, Sun has sought to control Taro after the parties’ May 2007 merger agreement was met with shareholder opposition and litigation.  The merger agreement was terminated in May 2008.
2.           Sun is seeking to coerce shareholders of Taro to sell their Taro stock to Sun for a grossly inadequate price by means of a tender offering statement which has been amended over 25 times, and extended as recently as mid-September but which continues to violate the Williams Act by failing to disclose such obviously material matters as: (i) a long pattern of serious violations of Food and Drug Administration (“FDA”) rules and procedures by Sun’s U.S. subsidiary, Caraco Pharmaceutical Laboratories, Inc. (“Caraco”) which competes with Taro in the manufacture and sale of generic pharmaceuticals; (ii) the seizure by U.S. Marshals of over $20 million of Caraco’s products at the behest of the FDA and the subsequent closure of

Caraco’s major manufacturing and packaging operations in the United States; (iii) issues raised by Caraco directors who charge Sun with treating independent (i.e. non-Sun directors) improperly and with failures to respond appropriately to FDA actions; (iv) suits by Caraco shareholders alleging violations of securities laws and failures to disclose material facts; (v) a long concealed history of unwillingness or inability by Sun and its designees to operate a plant in conformity with applicable United States law; and (vi) press reports of increased scrutiny of Taro by the FDA as a result of Sun’s intended involvement in Taro’s operations, and a plan to move Taro manufacturing to India.
3.           Upon information and belief, Sun dominates the Board of Caraco, directs the Company to enter into arrangements on terms highly favorable to Sun and has imposed hundreds of millions of dollars of obligations on Caraco while significantly diluting Caraco’s minority shareholders.  Sun has caused Caraco to purchase products, raw materials and “research and development” services from Sun on terms that leave handsome profits in Sun but impose staggering debt on Caraco.  As a result of these and other depredations by Sun, Caraco’s gross profit is well below the industry average and its share price has plummeted.  On September 20, 2009, the chairman of the independent committee of Caraco’s Board of Directors resigned, citing “fundamental disagreement with the majority shareholders, Sun . . . and senior management of Caraco . . . over issues of corporate governance and the fiduciary role of independent directors . . .”.
4.           The revelation of these matters and Sun’s failure to disclose them in its current tender materials are merely the latest step in a pattern of material misstatements and omissions by Sun in the inception and each step of its ongoing program to acquire Taro. Unless Sun is enjoined, Taro and its shareholders will suffer irreparable harm, in that shareholders will be forced to sell to Sun at an inadequate price or, if they reject Sun’s below-market tender offer and retain their Taro shares, they will be “locked in” as shareholders of a Taro that is dominated and controlled by Sun, which will engage in self-dealing transactions with Taro, as it has done with Caraco, and cause Taro to be subject to both increased FDA scrutiny because of the Sun affiliation, and control by a management which historically would not or could not comply with FDA requirements or protect Taro shareholders who do not tender their shares.
5.           In their effort to take control of Taro, Sun and its affiliates have also misappropriated and misused confidential information of Taro which Sun obtained under a written Confidentiality Agreement dated February 16, 2007 (the “Confidentiality Agreement”) providing that all such information would be used solely to evaluate a proposed merger among the parties or their affiliates.
6.           Recognizing that a thriving and profitable Taro would make Sun’s offer even less attractive to the shareholders and increase the risk that the merger and/or the tender would be rejected, defendants embarked upon a plan and scheme to frustrate and impede Taro’s continued growth.  Defendants wrongfully exploited Taro’s highly confidential and proprietary business information to launch repeated competitive attacks on sales of Taro products in the United States, to disparage Taro and its management, and to tortiously interfere with Taro’s business relationships and commercial opportunities.  Taro has lost and is continuing to lose sales, customers, and business opportunities as a direct result of defendants’ conduct.
7.           Taro here seeks: (i) to enjoin Sun’s pending tender offer unless and until it makes full and fair disclosure as required by the Williams Act and the SEC’s rules and regulations promulgated thereunder; (ii) damages and injunctive relief arising from defendants’ wrongful use and disclosure of Taro’s proprietary, sensitive business information in violation of the

Confidentiality Agreement and the common law; and (iii) such other relief as may be appropriate.
THE PARTIES

8.           Plaintiff Taro Ltd. develops, manufactures, and markets proprietary and generic prescription and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States, Canada, and Israel.  Stock of Taro Ltd. is publicly traded in the United States.
9.           Taro markets its products in the United States through its subsidiary, plaintiff Taro USA.  Taro owns 96.9 % of the equity of Taro USA.  Taro USA is principally engaged in the sale of prescription and OTC pharmaceutical dermatological and oral pharmaceutical products to wholesalers, large drugstore chains, generic drug distributors, HMOs, mass market outlets and supermarket chains.
10.           Taro has established a reputation for manufacturing high quality products and holds patents on the manufacture and content of many pharmaceutical products.  Its facilities and products are the subject of inspection and review by the FDA.  Taro products are accepted and sold in all leading pharmacy chains in the United States.  Taro also manufacturers prescription products under brand names for other companies and OTC products under private label packaging for national chains.
11.           Upon information and belief, defendant Sun is an Indian corporation with a principal place of business in Mumbai, India. Sun develops and markets generic pharmaceutical products.  Its products are sold in the United States and elsewhere.
12.           Upon information and belief, defendant Alkaloida Chemical Company Exclusive Group, Ltd. (“Alkaloida”) is a Hungarian company and an indirect subsidiary of Sun.
13.           Upon information and belief, defendant Aditya Acquisition Company, Ltd. (“Aditya”) is an Israeli company controlled by Sun.  Aditya was organized solely for the purpose of entering into the Merger Agreement described herein and has no business operations.
14.           Upon information and belief, defendant Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”) is a Michigan corporation with a principal place of business in Detroit, Michigan and is controlled and directed by Sun.  As of March 31, 2009, Sun’s beneficial ownership of Caraco stock is 74% (76% including its convertible Series B Preferred Stock). Caraco develops, manufactures, markets, and distributes generic pharmaceuticals to wholesalers, distributors, drugstore chains, and managed-care providers.  Caraco is also a major distributor of Sun products in the U.S.
15.           In the United States, Caraco competes directly with Taro, primarily in two products: Carbamazepine tablets and Phenytoin capsules.  Carbamazepine is an anticonvulsant indicated for the treatment of psychomotor and grand mal seizures.  Phenytoin is also an anticonvulsant drug.  Caraco received FDA approval for Carbamazepine 200 mg tablets on December 7, 2005, and Sun received approval for Phenytoin 100 mg capsules on December 11, 2006.  Taro has been selling Carbamazepine 200 mg tablets since on or about October 3, 1996 and Phenytoin 100mg capsules since on or about September 5, 2006.  Taro’s products have enjoyed wide acceptance in the marketplace.
16.           Upon information and belief, until the FDA seized Caraco’s products and the company suspended manufacturing operations, Caraco comprised Sun’s principal pharmaceutical manufacturing facility in the United States.
17.           Recent actions by the FDA have made public a long pattern of violations, failed inspections, failures or refusals to properly address flaws in manufacturing standards and procedures, and failures to correct process and product infirmities at Caraco facilities during the time Caraco was controlled by Sun.  As a result of this pattern and the distribution by Caraco of products with known defects and impurities, the FDA initiated unusual and dramatic proceedings, as a result of which Caraco manufacturing facilities in the United States have been closed and adulterated products seized.
JURISDICTION AND VENUE

18.           This action arises under Sections 14(d) and (e) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. § 78n(d) and (e), and the rules and regulations promulgated thereunder, 17 C.F.R. § 240.14d-1, et seq.; and principles of common law. This Court has subject matter jurisdiction over this matter pursuant to 28 U.S.C. § 1331, Section 27 of the Exchange Act, as amended, 15 U.S.C.  § 78aa, and the principles of supplemental jurisdiction.
19.           Venue in this district is proper pursuant to Section 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391.
20.           Venue in this district is also proper pursuant to Section 8 of the Confidentiality Agreement, which provides in pertinent  part that:
You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case, located in New York City in the State of New York, for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated thereby....

21.           Acts and transactions constituting, and in furtherance of, the violations of law alleged herein have occurred in this district.  These acts and transactions have been carried out by the means and instrumentalities of interstate commerce and by the use of the United States mail.
22.           This action arises out of defendants' transaction of business within the State of New York, defendants' commission of tortious acts in New York, the breach in New York of contracts made within this State, and defendants' commission of tortious acts without the State causing injury to plaintiffs within the State of New York.
23.           Upon information and belief, defendants regularly do and solicit business, engage in other persistent courses of conduct and derive substantial revenue from goods and services sold within the State of New York.
24.           Upon information and belief, defendants derive substantial revenue from interstate or international commerce.
25.           Defendants expected or should have reasonably expected that their acts would have consequences within the State of New York.

FACTUAL BACKGROUND

THE INDUSTRY

26.           The manufacture and sale of pharmaceutical products in the United States is subject to extensive regulation.  In order to sell a “new drug” as defined by the FDA, the seller must secure FDA approval of the product and pass inspection of the related facility at which it is made.  For generic drugs, which are based on previously accepted active pharmaceutical ingredients, dosage form and strength, the FDA will require a proposed manufacturer to establish that its product is bioequivalent to the brand name product and that the manufacturing facilities and procedures meet appropriate standards.
27.           Drug manufacturers are required to observe procedures and record keeping mandated by the FDA and are subject to FDA review and inspection.
28.           The reputation and history of a manufacturer of generic drugs is essential to its ability to gain acceptance by retail chains and wholesale distributors of such products.  Similarly, quality standards are key to the ability to secure business as manufacturers of private label products for these chains.

29.           For over fifty years Taro has been engaged in the manufacture and sale of high quality prescription and non-prescription products in Israel, the United States and elsewhere.  It holds numerous patents and its processes, procedures and facilities have been the subject of extensive product reviews and inspections by the FDA.  Taro has received FDA approval for many products, its products are widely accepted at all well-known chains and it is a successful manufacturer of private label products.
SUN’S EFFORTS TO ACQUIRE TARO

30.           Beginning in November and December 2006, in an effort to address serious liquidity issues that had arisen in its business, Taro retained the investment banking firm Blackstone & Company (“Blackstone”) to assist it in identifying potential financial or strategic partners willing to acquire some or all of the outstanding shares of Taro.
31.           Blackstone’s activities included the following:

●	Contacting a selected group of 20 potential buyers and investors (6 strategic and 14 financial investors), all of whom signed confidentiality agreements,

●	Collecting and preparing extensive due diligence information to be shared with potential bidders though a web-based data room, and

●	Assisting Taro’s management in giving management presentations to 13 potential bidders.

32.           Many companies were interested in acquiring Taro and a bidding process emerged.  On January 2, 2007, Blackstone sent letters to several potential bidders, including Sun, requesting that they provide proposals no later than January 9, 2007. Five bids were received at that time, each of which was conditioned on completion of significant due diligence concerning the legal, financial and regulatory condition of Taro. Each of these bidders conducted varying levels of due diligence during the months of January and February, 2007.
33.           Taro recognized that as part of this process it would be necessary to disclose highly proprietary business information to potential buyers, but it took steps to protect against the misuse of confidential information by competitors.  As one step to ensure secrecy, the bidding process was referred to by the code name “Project Card.”  Blackstone directed the collection of due diligence information concerning Taro for review by potential bidders under conditions of strict confidentiality.  To that end, Blackstone oversaw the creation of a web-based “virtual data room” containing, in electronic form, tens of thousands of pages of highly sensitive information, including, but not limited to, financial, strategic, cost, pricing, sales and marketing, research and development and operational information (“Taro Information”).  The data room was located off-site on a secure server maintained by IntraLinks, Inc. (“IntraLinks”), a data processing firm, and was only accessible by authorized persons who possessed access codes and passwords.  Blackstone acted as gatekeeper for all due diligence requests and strictly limited access to the data room.
34.           All bidders seeking access to Taro Information were required to first execute a Confidentiality Agreement.
35.           The Confidentiality Agreement provides, in pertinent part, as follows:
1.           Confidential Material.  The term “Confidential Material” shall mean all information relating, directly or indirectly, to the Company and/or its subsidiaries, affiliates and divisions, or the business, products, strategies, markets, condition (financial or other), operations, assets, liabilities, results of operations, cash flows and prospects of the Company and/or its subsidiaries, affiliates and divisions (whether prepared by the Company, its advisors or otherwise) which is delivered, disclosed or furnished by or on behalf of the Company or its Representatives to you or your Representatives, before, on or after the date hereof, regardless of the manner in which it is delivered, disclosed or furnished....

2.           Use and Disclosure of Confidential Material.  You recognize and acknowledge the competitive value and confidential nature of the Confidential Material and the damage that could result to the Company if any information contained therein is disclosed to a third party.  You hereby agree that you and your representatives shall use the Confidential Material solely for the purpose of evaluating a Possible Transaction and for no other purpose, that the Confidential Material will not be used in any way detrimental to the Company, that the Confidential material will be kept confidential and that you and your Representatives will not disclose any of the Confidential material in any manner whatsoever....(emphasis added)

36.           Under “Remedies,” the Confidentiality Agreement provides, among other things, that “[y]ou also agree to reimburse the Company for all costs incurred by the Company in connection with the enforcement of this letter agreement arising out of the breach of this letter agreement by you (including, without limitation, reasonable legal fees in connection with any litigation, including any appeal therefrom).”
37.           The Taro Information constituted trade secrets of plaintiffs and included, among other things, cost and pricing information for Taro products, customer agreements, rebate agreements, non-public sales data, product strategies, operational plans and proposed transactions.  The Taro Information was not known to Taro’s competitors, was unavailable from public sources, and provided Taro with competitive advantages in the marketplace.  Any use or disclosure of Taro Information to competitors would cause harm to Taro and lead to Taro losing its competitive advantage in the marketplace.
A.	Access to the Taro Information by Defendants

38.           One of the bidders that responded to the solicitations by Blackstone was Sun.  On or about February 16, 2007, Sun, on behalf of itself and its affiliates, agents, directors, officers, employees and advisors, executed the Confidentiality Agreement.
39.           Although Caraco was not a party to any proposed merger or necessary for

“evaluating a possible transaction,” and was a direct competitor of Taro, arrangements were made by Sun for Caraco personnel to have access to the Taro Information.  The Caraco personnel who secured such access were not limited to persons responsible for Sun’s evaluation of a transaction, but included Caraco sales and marketing personnel.
40.           According to records maintained by IntraLinks, agents of Caraco gained access to the data room and reviewed Taro Information over 6,500 times between March 2007 and November 2007.  Although of only marginal significance for analysis of a possible transaction, the information obtained by defendants includes, but is not limited to: product pricing; rebate agreements; chargebacks; contracts with wholesalers and retail chain customers; costs of goods sold; costs of materials; distribution services agreements; incentive plans; bids; gross and net sales information; sales returns; and sales and marketing budgets and plans.
41.           Caraco personnel involved in the putative due diligence and who directly accessed the data room included: Thomas Larkin, Director-Marketing; David Risk, Director of Business Development; Kaushikkumar ("Kaushik") Gandhi, Director-Manufacturing; Daniel Movens, CEO; Thomas Versosky, Director of Business Strategy; Anand Shah, Marketing Operations Analyst; and GP Singh Sachdeva, Senior Vice President of Business Strategy.
B.	The Transactions with Sun

42.           On May 16, 2007, Taro’s Board of Directors met to consider three proposals deemed sufficiently substantial and likely to meet Taro’s desire to infuse additional capital into the company.  During an extended meeting of the Board of Directors, Sun submitted a revised proposal for the Board of Directors to consider.
43.           The Sun proposal contemplated an initial purchase of Taro stock by Sun at a favorable price to Sun, to be followed by a complete merger.  It was proposed that Taro be acquired by Sun and become a subsidiary of Alkaloida, a wholly-owned, Hungarian subsidiary of Sun.
44.           Sun was represented in large measure in these discussions and related due diligence by Caraco personnel, acting purportedly as agents of Sun. Caraco was, and is, a vigorous competitor of Taro in the U.S. generic pharmaceutical market.
45.           The Board of Directors authorized Taro’s management to pursue negotiations with Sun, with the condition that all transactions and agreements would be subject to required governmental and regulatory approvals, and approval by the Board of Directors.
46.           Eventually, it was agreed that:
(i)
A merger agreement would be executed between Taro and Sun’s designee, subject to shareholder approval by Taro shareholders, pursuant to which Sun would acquire all of Taro’s outstanding shares in exchange for $7.75 in cash; and

(ii)	Sun would purchase, at or about the time of contracting, $45,000,000 worth of Taro stock at $6 per share.
47.           In addition, Sun insisted upon receiving an option from certain members of the Levitt family (which had founded and developed the company), exercisable upon certain terms and conditions in the event the merger was not consummated, to acquire, for $7.75 per share, various key stockholdings held by the Levitt family which accounted for approximately 43% of the company’s voting power.  Sun secured a similar option from Daniel Moros to acquire stock representing approximately 2% of the company’s voting power at $7.75 per share (collectively, the “Optionors”).  The Optionors would not grant Sun those rights without assurances of protection and fair treatment of the other shareholders of the company which their families had founded and built.  Specifically, it was agreed that if the merger agreement was terminated and

Sun exercised its option to acquire the shares held by the Optionors, Sun would commence a tender offer (subject to applicable laws and regulations) to all remaining shareholders giving them the opportunity to sell shares at $7.75 per share or to continue to hold Taro stock.
48.           On May 18, 2007 Taro’s Board of Directors voted unanimously to adopt resolutions, inter alia:  (i) approving, adopting and authorizing in all respects the proposed agreement of merger and the transactions contemplated thereby, and (ii) approving the purchase by Sun of 7,500,000 Taro Ordinary Shares, at a price per share of $6.00, and a 3-year warrant to purchase an additional 7,500,000 Taro Ordinary Shares and (iii) determining that the proposed agreement of merger and the transactions contemplated thereby were advisable, fair to and in the best interests of Taro and its shareholders.
49.           On May 18, 2007 the following agreements were executed:
Merger Agreement: Pursuant to the Merger Agreement between Taro, Alkaloida and Aditya, Aditya would merge with and into Taro, with Taro becoming a wholly-owned subsidiary of Alkaloida.

Share Purchase Agreement: Taro and Alkaloida entered into a Share Purchase Agreement (“SPA”) pursuant to which Sun (through Alkaloida) purchased 7.5 million shares for $6.00/share ($45,000,000), plus a warrant for an additional 7.5 million shares (the “Warrant”).

Taro Development Corp. Merger Agreement:  Taro Development Corp (“TDC”) is a private company controlled by Barrie Levitt and members of his family. TDC, directly or through subsidiaries, holds: (i) 2,600 Founders’ Shares of Taro, (ii) 50% of the voting shares and 3.1% of the equity of Taro U.S.A. and (iii) 2,333,971 Ordinary Shares of Taro. Under the TDC Merger Agreement among Sun, Sun Development Corporation I, TDC, Barrie Levitt and Daniel Moros, Sun Development Corporation I would merge with and into TDC.

Voting Agreements: Barrie Levitt, Daniel Moros, Tal Levitt, TDC, and Morley and Company, Inc., a private company controlled by Barrie Levitt and owned by TDC ("Morley"), entered into voting agreements with Sun whereby they agreed to vote all of their Taro shares in favor of the merger agreement.  In addition, the Levitts and Moros entered into voting agreements with Sun whereby they agreed to vote all of their shares of TDC in favor of the TDC merger agreement.

Option Agreement:  Barrie Levitt, Tal Levitt, Jacob Levitt, Daniel Moros and TDC granted Sun the option to acquire certain shares of Taro at $7.75/share should the Merger Agreement not be consummated.  Upon exercise of the options, Sun agreed to promptly commence a tender offer (subject to applicable laws and regulations) in order to provide the remaining shareholders the right (but not the obligation) to sell their shares to Sun for $7.75/share.

50.           Section 8.2 of the Merger Agreement provided for the continued effectiveness of the Confidentiality Agreement and its survival in the event of a termination of the Merger Agreement, as follows:
[T]he Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

51.           In addition to the undertakings set forth in the Confidentiality Agreement and the Merger Agreement, defendants separately and specifically confirmed that they were prohibited by law from the use or disclosure of the Taro Information for any purposes other than evaluating a transaction.  On or about May 22, 2007, Dilip Shanghvi of Sun forwarded to Barrie Levitt of Taro a memorandum prepared by Sun’s counsel, Shearman & Sterling LLP (“Shearman”).  The Shearman memorandum stated, among other things (emphasis added):
A discrete Sun/Caraco integration team, can look at cost information for Taro’s packing materials and annual consumption and also for the non-competing bulk activities....Taro can make a presentation to the discrete Sun/Caraco integration team....that presentation should not include current or future product-specific pricing or product-specific cost information nor should it include discussion regarding non-public information pertaining to Taro’s pipeline, R&D or potential product launches....

All of the above information that the discrete Sun/Caraco team receives from Taro should be used solely for the purpose of evaluating and planning the implementation of the transaction, and not for any commercial or competitive purpose.  Further, the information received by the team should not be disclosed to others within the two companies who could use such information for any purpose other than integration planning (e.g., it should not be given to the VP, sales or VP, R&D).

52.           That memo was forwarded with the purpose and intent of communicating defendants’ legal obligation and commitment to limit access and use regarding the Taro Information.  Defendants intended plaintiffs to believe that Sun, Caraco and their agents would comply with the guidelines set forth by their counsel.  Taro relied on defendants’ representations, as well as the Confidentiality Agreement, by continuing to permit defendants access to the Taro Information.

THE MERGER WITH SUN IS NOT APPROVED

AND LITIGATION ENSUES

53.           The proposed merger was greeted with hostility by Taro shareholders and was never approved.
54.           Franklin Advisors, Inc. and Templeton Asset Management, Ltd. (collectively, “Templeton”), one of the largest minority shareholders of Taro, brought suit in Israel seeking to enjoin the approval of the Merger and to invalidate the issuance of shares to Sun, arguing, inter alia, that the proposed transaction was oppressive to minority shareholders (the “Templeton Suit”).
55.            A temporary injunction was not issued, and on May 21, 2007 and May 30, 2007, pursuant to the Share Purchase Agreement, Taro issued to Sun, and Sun purchased from Taro, a total of 6,787,500 Ordinary Shares for an aggregate price of $40.725 million (Taro having decreased Sun’s share purchase by 9.5 % in connection with the Templeton Suit).
56.           On or about August 2, 2007, Sun partially exercised the Warrant by purchasing an additional 3,000,000 Taro Ordinary Shares for $18,000,000.
57.           A meeting of shareholders scheduled for July 23 was postponed to September 25, 2007 due to the failure to obtain sufficient shareholder support for the transaction and uncertainty created by the Templeton suits, which included a motion to enjoin the meeting that was denied by the Israel Supreme Court shortly before the meeting.
58.           On August 16, 2007, Taro announced that the proposed September shareholders’ meeting would be adjourned pending the receipt of updated financial information, which a number of shareholders had requested in conjunction with their consideration of the proposed merger.
59.           On May 28, 2008, Taro exercised its right to terminate the Merger Agreement.
60.           As a result of the termination of the Merger Agreement, each of the Voting Agreements and the TDC Merger Agreement expired or terminated in accordance with their respective terms.
61.           On May 28, 2008 Taro and the directors who were not members of the Levitt and Moros families (the “Outside Directors”) filed an action with the Tel Aviv District Court seeking a declaratory ruling that, should Sun attempt to purchase shares of Taro that would cause it to hold more then 45% of the voting rights of Taro (including through the Option Agreement and the Tender Offer), it must comply with the Special Tender Offer rules under Israeli law, which are meant to protect minority shareholders.
62.           On June 25, 2008, Sun purported to exercise the options to acquire the Levitt and Moros shares which allegedly became operative upon termination of the Merger Agreement, and publicly announced its intention to make a “regular” tender offer (and not the Special Tender Offer, as required under Israeli law).  The Levitt and Moros families challenged the right of Sun to exercise the option.  Taro and the Outside Directors filed a motion for a temporary injunction in the District Court of Tel Aviv, Israel to prevent Sun from pursuing the tender offer and the enforcement of the Option Agreement.  The motion was denied by the Tel Aviv District Court, but a stay was granted by the Supreme Court of Israel in connection with the appeal from the District Court determination.  The appeal is pending and the stay remains in place.
63.           On June 25, 2008, Sun, Alkaloida and certain Sun affiliates filed suit against (i) Taro, its board of directors and certain affiliates in the Supreme Court of the State of New York, County of New York, alleging claims for “fraudulent inducement” and breach of contract against Taro and its directors with respect to the Merger Agreement, and (ii) the Levitt and Moros families relating to the Option Agreement. The suit asks, inter alia, for an order declaring that the Merger Agreement was improperly terminated by Taro and for an order preventing the Levitt and Moros families from taking any actions inconsistent with their alleged obligations under the Option Agreement.
SUN ATTACKS TARO THROUGH USE OF

CONFIDENTIAL INFORMATION

64.           In addition to relying on misleading and omissive tender offer materials as described herein, without revealing the facts concerning Caraco, and rather than seek to persuade Taro shareholders of the soundness of the deal as then constituted or improving its terms, Sun set out to make Taro appear less valuable to its shareholders.  In order to effectuate that plan, Sun and Caraco began to use the Taro Information and otherwise engage in conduct designed to impact negatively on Taro.
A.	Defendants Launch Their Attack On Taro By Improper Actions Designed To Divert Taro Customers

65.           Although Sun was attempting to acquire Taro and its sales base, and it was sound marketing for Caraco to devote its efforts to customers of other companies with larger market shares, Caraco began to use the Taro Information to target Taro’s customers.
66.           Contrary to Sun’s commitments to limit the use of Taro Information to evaluating a proposed transaction, and in direct derogation of the Shearman memorandum which it had committed to observe, Sun gave Caraco’s sales and marketing personnel access to Taro Information.
67.           Armed with knowledge of Taro’s costs, pricing, marketing and other data, Caraco began a direct attack on Taro’s Carbamazepine and Phenytoin business, customers and market share.  For example:
1.           Phenytoin

68.           Taro had a long-term relationship with the Duane Reade chain and provided Duane Reade with Phenytoin 100 mg capsules, pursuant to a written agreement, after Taro received FDA approval in September 2006. Caraco received FDA approval for its Phenytoin 100 mg capsules on December 11, 2006.  Upon information and belief, Caraco gained access to Taro’s contracts with Duane Reade in the data room and was able to view Taro’s prices, rebates and other incentives with Duane Reade regarding Phenytoin.  Caraco sought to divert Taro’s Phenytoin business from Duane Reade in October 2007, while the Confidentiality Agreement still was in full force and effect.  In the first quarter of 2008, Taro lost its entire Phenytoin business with Duane Reade to Caraco.
69.           Business losses continued following Caraco’s due diligence review.  Taro lost its Phenytoin business with Drugs Unlimited and Caremark (CVS) in the fourth quarter of 2007.  In the first quarter of 2008, Taro lost the Phenytoin business at Auburn Pharmaceuticals.  Upon information and belief, the sales to Drugs Unlimited, CVS and Auburn lost by Taro were taken by Caraco as a result of its use of confidential information.

70.           Using the Taro Information, Caraco attempted to take Phenytoin sales from Taro with major wholesalers as well.  Thus, in December 2007 Caraco bid against Taro with McKesson Corporation, one of the largest wholesale distributors of pharmaceuticals in the United States.  Caraco launched challenges with another drug distributor, ANDA Inc., in January 2008.  Also in early 2008, Kinray, a major distributor, demoted Taro’s Phenytoin from a primary, or preferred, generic to a secondary listing in its promotions.  Prior to Caraco’s bids, McKesson, ANDA and Kinray enjoyed long-standing contractual relationships with Taro.
2.           Carbamazepine

71.           Plaintiffs have manufactured and distributed Carbamazepine throughout the United States since October 1996.  Caraco received FDA approval for Carbamazepine 200 mg tablets in December 2005, but had never mounted a serious challenge to Taro’s customers and distributors for that product.  However, after conducting due diligence and accessing the Taro Information, Caraco took the Carbamazepine 200 mg tablet business from Taro at CVS, Alberstons, HEB, RDC and Henry Schein.  Caraco also submitted bids in an attempt to dislodge Taro at Cardinal Health, Medassets and Morris Dickson for the 200 mg Carbamazepine product.
3.           Caraco’s Access to Taro Information Leads to SubsequentPrice Challenges

72.           Set forth in the following table are the specific instances of attacks of which plaintiffs are currently aware, launched by Caraco against Taro following Caraco’s access to Taro Information in the IntraLinks data room:

Taro Customer	Product	Taro Information Reviewed	Reviewer	Dates Information Reviewed	Date of Caraco Price Challenge
HEB	Carbamazepine	Rebate Agreements	Thomas Versosky (Dir.-Business Strategy); Daniel Movens (CEO); Anand Shah	5/03/07 – 5/04/07	5/08/07
NHMC	Carbamazepine				6/05/07
PACT	Phenytoin				6/07/07
Omnicare	Carbamazepine				6/19/07
Walgreens	Carbamazepine	Service Level Details; Rebate Agreements; Market Share Alliance Program Agreements	Daniel Movens; Thomas Versosky; Anand Shah	4/21/07 – 4/24/07 5/03/07- 5/04-07	7/16/07
Dakota Drug	Carbamazepine	North Dakota and South Dakota Licensing Agreements	David Risk (Dir.-Business Development); Thomas Versosky; Daniel Movens	4/18/07; 5/25/07	8/28/07
Cardinal Health	Carbamazepine
Inventory Morgue Reports; Wholesaler Gross-to-Net Data by Molecule Reports; Wholesaler Sales, Chargebacks, and Returns Reports; Chargeback Detail Reports; Service Level Detail Reports; Wholesale Service Agreements; Generic Alliance Pricing Agreements; Promotional Merchandising Allowance Agreements
			David Risk; GP Singh Sachdeva (Sr. V.P.-Business Strategy); Daniel Movens; Thomas Versosky; Anand Shah; Thomas Larkin (Dir.-Marketing)	3/23/07; 3/25/07; 3/30/07; 4/13/07; 4/21/07 – 4/26/07; 5/17/07 8/14/07	9/04/07
Premier Group	Phenytoin	Distribution Services Agreements; Rebate Agreements	Thomas Versosky; Daniel Movens; Anand Shah	5/03/07 – 5/04/07	9/27/07

Taro Customer	Product	Taro Information Reviewed	Reviewer	Dates Information Reviewed	Date of Caraco Price Challenge
Duane Reade	Phenytoin				10/12/07
McKesson	Carbamazepine
Inventory Morgue Reports; Wholesaler Gross-to-Net Data by Molecule Reports; Wholesaler Sales, Chargebacks; and Returns Reports; Chargeback Detail Reports; Service Level Detail Reports; Buying Terms for Suppliers of Private Level OTC Agreements; Collaborative Planning, Forecasting, and Replenishment Agreements; Core Distribution Agreements; Redistribution Center Agreements
			David Risk; GP Singh Sachdeva; Daniel Movens; Thomas Versosky; Anand Shah; Thomas Larkin	3/23/07; 3/25/07; 3/30/07; 4/13/07; 4/21/07 – 4/26/07; 5/17/07; 8/14/07	10/24/07

Taro Customer	Product	Taro Information Reviewed	Reviewer	Dates Information Reviewed	Date of Caraco Price Challenge
McKesson	Phenytoin
Inventory Morgue Reports; Wholesaler Gross-to-Net Data by Molecule Reports; Wholesaler Sales, Chargebacks; and Returns Reports; Chargeback Detail Reports; Service Level Detail Reports; Buying Terms for Suppliers of Private Level OTC Agreements; Collaborative Planning, Forecasting, and Replenishment Agreements; Core Distribution Agreements; Redistribution Center Agreements
			David Risk; GP Singh Sachdeva; Daniel Movens; Thomas Versosky; Anand Shah; Thomas Larkin	3/23/07; 3/25/07; 3/30/07; 4/13/07; 4/21/07 – 4/26/07; 5/17/07; 8/14/07	11/02/07
Medassets	Carbamazepine				11/07/07
McKesson	Phenytoin
Inventory Morgue Reports; Wholesaler Gross-to-Net Data by Molecule Reports; Wholesaler Sales, Chargebacks; and Returns Reports; Chargeback Detail Reports; Service Level Detail Reports; Buying Terms for Suppliers of Private Level OTC Agreements; Collaborative Planning, Forecasting, and Replenishment Agreements; Core Distribution Agreements; Redistribution Center Agreements
			David Risk; GP Singh Sachdeva; Daniel Movens; Thomas Versosky; Anand Shah; Thomas Larkin	3/23/07; 3/25/07; 3/30/07; 4/13/07; 4/21/07 – 4/26/07; 5/17/07; 8/14/07	12/07/07

Taro Customer	Product	Taro Information Reviewed	Reviewer	Dates Information Reviewed	Date of Caraco Price Challenge
ANDA	Phenytoin	Rebate Agreements; Profit Alliance Agreements	Thomas Versosky; Daniel Movens; Anand Shah	5/03/07 – 5/04/07	1/04/08
ANDA	Phenytoin	Rebate Agreements; Profit Alliance Agreements	Thomas Versosky; Daniel Movens; Anand Shah	5/03/07- 5/04/07	1/25/08

B.	Defendants Further Undermine Taro’s Value By Use Of Taro Confidential Information To Block And Interfere With Material Transactions

73.           In the course of the due diligence review, defendants became aware that Taro intended to sell its Irish facility, which was hemorrhaging money at the rate of $ 800,000 per month. Defendants also learned that Taro had reached an agreement in principle with a group of investors to buy the facility.  The terms upon which Taro was considering a sale were strictly confidential and had not been disclosed to the public.  Defendants advised Taro that they objected to the sale and insisted that Taro retain the facility. When Taro refused to abandon the sale, Sun went public with its objections.
74.           On June 5, 2008 Sun used information it had obtained under the Confidentiality Agreement and issued a press release stating that the proposed sale “significantly undervalued the Irish operations” and questioned Taro’s motives in pursuing a sale.  Sun threatened to sue Taro’s directors for breach of fiduciary duty and to notify any potential buyers of Sun’s intentions should any sale proceed.
75.           Sun was not finished.  On June 24, 2008, Sun issued another a press release calling the sale “unseemly,” accusing Taro of “mishandling” the Irish assets, criticizing the treatment of Taro Ireland in Taro’s financial statements, and charging Taro management with conflicts of interest and “entrenchment.”  Sun explicitly threatened to sue any potential buyer of the Irish assets.
76.           Sun repeated its statements regarding the Irish facility in Sun’s Tender Offer dated June 30, 2008 and in an affidavit submitted to an Israeli court in September 2008, both as described below.
77.           Sun’s public statements had the purpose and effect of chilling the market and driving away bidders for the Irish assets at a time when Taro needed to complete a sale to stop the losses from the facility.  As a direct consequence of Sun’s actions, the investor group abandoned the transaction and potential buyers evaporated out of concern that Sun would kill the deal, sue the buyers, or insist upon a higher price than the market could bear.
78.           In addition, Sun’s statements were intended to portray Taro’s management as at best incompetent, or at worst dishonest and self-dealing, in trying to unload a purportedly valuable asset for inadequate consideration.  As a result, the Irish operations have not been sold.  Plaintiffs have sustained both the lost value of the transaction and continuing losses from the unprofitable Irish facilities.
C.	Defendants Use Confidential Taro Information to Enhance Their Tender Offer for Taro Ltd.’s Shares

79.           As more particularly described below, on June 30, 2008, Alkaloida commenced a tender offer for all outstanding ordinary shares of Taro Ltd. at a purchase price of $7.75 per share.  In connection with the tender offer, Alkaloida and Sun filed a Statement under Section 14(d) (1) and 13(e)(1) of the Securities Exchange Act of 1934  (the “Sun 14(d)”).  In Annex A to the Sun 14(d), Sun disclosed Taro’s weekly and cumulative gross sales figures in the United States and Canada for certain periods in 2007 and 2008.  In so doing, Sun explicitly acknowledged that Taro had provided the sales data “pursuant to the terms of” the Merger Agreement.  Sun’s use and disclosure of this Taro Information was prohibited by the Confidentiality Agreement and was not authorized by Taro.
80.           The Sun 14(d) repeated and reiterated its earlier statements concerning the sale of the Irish operations, asserting that  “(i) such a sale would be a mishandling of assets by the Company, (ii) the terms of the proposed sale were unfavorable to the Company, (iii) the Company had not undertaken a robust and transparent sale process, particularly in light of the fact that one of the proposed buyers was close to the Company’s senior management, and (iv) the circumstances of the sale demonstrated continued entrenchment by the Levitt family.”
81.           Upon information and belief, Sun’s purpose in breaching the Confidentiality Agreement and publishing confidential Taro Information was to portray Taro as a sick and failing company whose sales trends were heading in the wrong direction, thereby enhancing the apparent value of its offer to purchase Taro shares for $ 7.75 per share.  Sun deliberately omitted the fact that Taro had carefully re-focused its business plan on increasing net sales, not gross sales, thereby strengthening, not weakening, the Company’s profitability and financial condition.  Indeed, Taro’s operations had improved dramatically between May 2007 and June 2008. Nevertheless, Sun’s 14(d) continued the drumbeat of false assertions that Taro’s management was entrenched, incompetent and/or self-dealing.
REVELATION OF CARACO’S SYSTEMATIC VIOLATIONS

OF FDA SAFETY STANDARDS WHILE CONTROLLED BY

SUN LEAD TO EXTRAORDINARY ACTIONS BY THE FDA

AGAINST CARACO IN THE SUMMER OF 2009

82.           The manufacture of pharmaceutical products in the United States is governed by, among other things, Current Good Manufacturing Practice (“cGMP”) regulations enforced by the FDA.  cGMP s mandate proper design, monitoring, and control of manufacturing processes and facilities.  Adherence to the cGMP regulations assures the identity, strength, quality, and purity of drug products by requiring that manufacturers of medications adequately control manufacturing operations.  This includes establishing strong quality management systems, obtaining appropriate quality raw materials, establishing robust operating procedures, detecting and investigating product quality deviations, and maintaining reliable testing laboratories.  This system of controls, if adequately put into practice, helps to prevent instances of contamination, deviations, failures, and errors, and assures that drug products meet quality standards before they are sold to consumers who would be subject to serious health hazards if non-conforming products were distributed.
83.           The FDA regularly inspects pharmaceutical manufacturing facilities worldwide to evaluate whether the company is following cGMP regulations. The FDA also relies upon reports of potentially defective drug products from the public and the industry. The FDA will often use these reports to identify sites for which an inspection or investigation is needed.
84.           The consequences of violations of cGMPs can be severe. The FDA can seek injunctive relief or seizure of adulterated and defective drugs to address cGMP violations.  Both seizure and injunction cases often lead to court orders that require companies to take immediate steps to correct cGMP violations, such as hiring outside experts, writing new procedures, and conducting extensive training of their employees.  Other federal agencies may take the FDA’s action into account when considering the award of contracts. Additionally, the FDA may withhold approval of requests for export certificates, or approval of pending new drug applications until the violations are corrected.
85.           Unlike Taro, Caraco did not and currently does not have a history of quality manufacturing and operations.  As reflected in an October 31, 2008 Warning Letter (the

“Warning Letter”) to Caraco from the FDA, while Sun was in negotiation with Taro, Caraco received reports of product failures at its manufacturing facilities and a pattern of violations going back to at least 2005.  The Warning Letter reflects this multi-year pattern of violations and product impurities or other defects which Sun and its Caraco management could not or would not address in accordance with adequate standards and requirements.
86.           The FDA Warning Letter to Caraco arose out of inspections conducted at the Caraco manufacturing facilities in Detroit, Michigan in May and June of 2008.  That inspection revealed serious and systemic compliance problems and violations of cGMP, many of which had been identified by the FDA as early as 2005 and 2006, but as to which appropriate corrective action was never taken by Caraco or Sun, which controlled Caraco.
87.           According to the FDA Warning Letter, the inspections “revealed significant deviations from cGMP regulations for Finished Pharmaceuticals….”
These CGMP deviations cause the drug products being manufactured at your facility to be adulterated within the meaning of Section 501(a)(2)(B) [21 U.S.C. § 351(a)(2)(B)] of the Federal Food, Drug, and Cosmetic Act (the Act) in that the manufacture, processing, and holding of drugs does not conform with CGMP to assure that such drugs meet the requirements of the Act as to safety, and have the identity and strength and meet the quality and purity characteristics that they purport or are represented to possess.

88.           The FDA further observed that:
[W]e have serious concerns regarding: a) your firm's compliance history including several past inspections that documented significant CGMP deficiencies, b) the serious nature of the observed violations, c) your plans for expansion under these violative conditions, and d) the risk to consumers associated with the CGMP deviations involving potential product contamination. (emphasis added)

89.           Among the specific violations documented by the FDA in the Warning Letter were the following:

●Caraco failed to fully investigate metal scrapings and foreign matter in compressed Metformin HCI tablets, 1000 mg; this was a repeat violation of the 2005, 2006, and March 2008 inspections.

●Caraco failed to maintain equipment at appropriate intervals to prevent malfunctions or contamination that would alter the safety, identity, strength, quality, or purity of the drug product; this was a repeat observation of the 2005 inspection.

●Caraco failed to track incident reports to ensure that required actions are completed and implemented; this was a repeat violation of the 2006 and March 2008 inspections.

●Caraco has not established procedures to assure that components are not contaminated during the dispensing procedure.

●Caraco failed to fully investigate the contamination of Tramadol HCI, 50 mg tablets and Metoprolol Tartrate USP, 50 mg tablets. Caraco placed these investigations into a low priority status, without isolating the source of the contamination, and continued releasing drug products from the same time period in which the two cross-contaminated lots were processed.

●Caraco failed to conduct investigations in a timely manner and to extend the investigations to other drug products that may have been impacted by the same failures, while investigations of confirmed cross-contamination were ongoing.

●Caraco’s Quality Control Unit (QCU) failed to provide adequate oversight and ensure procedures are followed, and failed to review and approve all drug product production and control records to determine compliance with all established, approved written procedures before a batch is released or distributed.

90.           The FDA letter concluded:
The issues and violations cited in this letter are not intended to be an all-inclusive statement of violations that exist at your facility…..Failure to promptly correct these violations may result in legal action without further notice, including, without limitation, seizure and injunction. Other federal agencies may take this Warning Letter into account when considering the award of contracts. Additionally, FDA may withhold approval of requests for export certificates, or approval of pending new drug applications listing-your facility as a manufacturer until the above violations are corrected. (emphasis added)

THE 2009 ACTIONS BY THE FDA

91.           The dire consequences predicted by the FDA in its October 31, 2008 Warning Letter soon came to pass.  On March 31, 2009 Caraco issued a recall of all tablets of Digoxin, USP, 0.125 mg, and Digoxin, USP, 0.25 mg, distributed prior to March 31, 2009. The tablets were recalled because they differed in size and therefore could have more or less of the active ingredient, digoxin. Digoxin is a drug product used to treat heart failure and abnormal heart rhythms.  The existence of a higher than labeled dosage poses a risk of digoxin toxicity in patients with renal failure. Digoxin toxicity can cause nausea, vomiting, dizziness, low blood pressure, cardiac instability, and bradycardia. Death can also result from excessive digoxin intake. A lower than labeled dose may pose a risk of lack of efficacy potentially resulting in cardiac instability.
92.           On April 17, 2009, Caraco initiated a recall of Clonazepam and Metoprolol Tartrate tablets because some of the tablets were oversized or undersized, resulting in patients not receiving the expected dose.
93.           On June 25, 2009, the United States filed suit against Caraco, seeking an order of seizure with respect to all drugs manufactured by Caraco, including Hydrocodone, Benzonatate, Gemfibrozil, Nimodipine, Oxycodone, and Promethazine.  The Government alleged:
All of the articles  of drug are adulterated while held for sale, … in that methods used in, and facilities and controls used for, their manufacture, processing, packing, and/or holding do not conform to and are operated and administered in conformity with current good manufacturing practice (GMP) requirements for drugs….Thus, there is no assurance that the drugs meet the safety requirements of the [Federal Food, Drug and Cosmetic] Act and have the identity and strength, and meet the quality and purity characteristics, which they purport and are represented to possess.

94.           U.S. Marshals seized approximately $ 20 million of products and raw materials from Caraco. Shortly after the raid, Caraco ceased all manufacturing operations and cut its work force in half.  At the same time, Caraco announced that JPMorgan Chase Bank, N.A. had terminated its $10 million line of credit.
95.           Sun’s actions prompted the resignation, on September 20, 2009, of the chairman of the independent committee of Caraco’s board of directors, citing “fundamental disagreements with the majority shareholder, Sun…and senior management of Caraco…over issues of corporate governance and the fiduciary role of independent directors.”  The director criticized “management’s and the majority shareholder’s absolute refusal to permit a focused independent look at corporate governance matters to determine if they contributed to the events leading up to the FDA seizure. In my view, what might be learned from such an exercise would provide an opportunity to re-evaluate and correct, if appropriate, corporate governance going forward for the benefit of all shareholders of the Company.”
PRESS REPORTS OF AN IMPACT ON TARO DUE TO

POSSIBLE AFFILIATION WITH SUN

96.           According to press accounts, following the reports and investigations described above, the FDA has requested information on Sun’s attempt to acquire Taro. In late August, 2009, according to this press report, the FDA planned to send inspectors to Taro’s plant in Haifa, Israel, to review quality control procedures and to ensure that Sun has no involvement with or control of Taro’s manufacturing processes.  The same press accounts questioned Sun’s intentions following consummation of the proposed tender offer, with industry sources reporting that with the closing of Caraco’s plants in the United States, Sun plans to move Taro’s production lines to India. Sun has denied the reports.
CARACO’S SHAREHOLDERS CHARGE CARACO AND ITS

MANAGEMENT WITH SECURITIES FRAUD

97.           In July 2009, lawsuits were filed on behalf of Caraco’s shareholders against Caraco, Daniel H. Movens (Caraco’s Chief Executive Officer) and Mukul Rathi (Chief Financial

Officer of Caraco) in the United States District Court for the Eastern District of Michigan.  The actions allege, among other things, that the defendants committed securities fraud in violation of Section 10(b) of the Exchange Act by concealing and failing to disclose its systematic failure to comply with FDA regulations.  Specifically, the class action complaints allege that Caraco’s press releases and publicly filed reports on SEC Forms 10-Q, 10-K and 8-K were false and misleading because:
Defendants failed to disclose or indicate … (1) that the Company failed to meet the FDA’s CGMP requirements; (2) that the Company failed to take corrective measures in order to have its manufacturing facilities comply with the FDA’s CGMP requirements; (3) that the Company failed to remedy repeat violations of FDA regulations previously observed and documented by the FDA; (4) that the foregoing significantly jeopardized the Company’s ability to gain FDA approval of pending new drug applications; and (5) as a result of the above, the Company would have to recall certain products.

THE TENDER

98.           As set forth above, on June 30, 2008, Alkaloida commenced a tender offer for all outstanding ordinary shares of Taro Ltd. at a purchase price of $7.75 per share.  In connection with the tender offer, Alkaloida and Sun filed a Statement under Section 14(d) (1) and 13(e)(1) of the Securities Exchange Act of 1934  (the “Sun 14(d)”).
99.           The Sun 14(d) touted Sun as “an international, integrated, specialty pharmaceutical company.… It manufactures and markets a large basket of bulk drugs (Active Pharmaceutical Ingredients) and pharmaceutical formulations as branded generics as well as generics in India, the U.S. and several other markets across the world. In India, Sun is a leader in the niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology and orthopedics.”
100.           Under the heading “Purpose of the Offer; Plans for the Company,” the Sun 14(d)

purported to disclose Sun’s intentions for Taro as follows:
Following expiration of the Offer and consummation of the Option Agreement, … Purchaser believes that it will be able to control the outcome of most actions that require approval by a majority of the shareholders. Purchaser intends to conduct a detailed review of the Company’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the consummation of the Offer, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted, but Purchaser reserves the right to make any changes that Purchaser deems necessary, appropriate or convenient to optimize exploitation of the Company’s potential, including, among other things, changes in the Company’s business, corporate structure, assets, properties, marketing strategies, capitalization, personnel or dividend policy and changes to the Company’s Articles of Association. In order to effectuate such changes, Purchaser may also seek a change in the Company’s management or Board of Directors.

Except as indicated in this Offer to Purchase, Purchaser does not have any current plans or proposals which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present dividend policy, or indebtedness or capitalization of the Company, or (iv) any other material change in the Company’s corporate structure or business.

(emphasis added)

101.           On July 10, 2008, Taro filed its form 14D-9, recommending that Taro shareholders reject the Tender Offer. Taro’s 14D-9 set forth certain of the reasons the Board of Taro concluded that the Sun offer was unfair to shareholders, including:
•	Sun's offer is absurdly low: Sun's $7.75 tender price is substantially below the current market price of Taro's shares, and even further below Sun's proposed increased merger price of $10.25;

•	Sun's offer is unfair: Sun's tender price is far below the prices Sun recently paid to purchase Taro shares from large minority shareholders in privately negotiated transactions;

•
Sun's offer is financially inadequate:  Before the Board acted to terminate the Merger Agreement, the Board determined that, based on a number of factors, including Taro’s operational and financial turnaround, the future value that Taro expects to achieve from the changes made in its business model, the value in Taro’s new product pipeline and the  advice received from Merrill Lynch based on Taro’s most recent projections at the time, Sun's proposed $10.25 increased price was inadequate from a financial point of view;

•
Sun's offer is unilateral:  Before the Board acted to terminate the Merger Agreement, Sun repeatedly rebuffed our attempts to engage in meaningful price negotiations with the Company or its financial advisors;

•	Sun's offer is coercive in at least three respects:

•
First, Sun's proposal to increase the merger price to $10.25 was conditioned on Taro's agreeing to eliminate certain additional voting requirements that protect minority shareholders, and that the Company's Israeli counsel advised the Board were required by Israeli law in order to approve the merger;

•
Second, Sun's offer is designed to stampede shareholders into tendering their shares, at a price below the current market price, so that they won't end up as minority shareholders in a Sun-controlled company, by not providing for a second-step transaction at a fair price in which Sun would acquire any shares not tendered and purchased in the tender offer; and

•
Third, Sun admits that its offer is being made at $7.75 in order to force the Levitt and Moros families to sell their shares at this now unfair and “low-ball” price pursuant to an option agreement the families entered into with Sun at the time the merger agreement was signed over a year ago. This is nothing more than a blatant attempt to gain control of Taro without paying a fair price to the shareholders;

•
Sun's offer is illegal:  The Company has been advised by its Israeli counsel that Sun's offer is required to, but does not, comply with the "special tender offer" rules under Israeli law that provide important protections to minority shareholders and that, therefore, Sun's offer is illegal.  The Company has also been advised by its Israeli counsel that the "trust" described in Sun's offer to purchase will NOT remedy the illegality of Sun’s offer;

•	Sun's offer is not the best the Company can do: Since the Board acted to terminate the Merger Agreement, the Company and its advisors have had preliminary discussions with, and received expressions of interest from, other parties potentially interested in entering into strategic transactions with the Company, including purchasing the entire Company or making an investment in the Company….  The Board is not opposed to a sale of the Company, but, given the dramatic turnaround in Taro’s performance over the last year, the Board believes that superior and fair values are attainable.  The Board will prudently consider all alternatives with a view towards acting in the best interests of all shareholders; and

•
Sun's offer is a "sham" offer because the Board believes Sun knows that it will not be accepted by the shareholders:  Sun's objective is very clear.  They are unwilling to acquire the Company at a fair price through good faith negotiations with the Board and the Company's management.  In order to gain control of Taro without paying a fair price to the shareholders, Sun is now making a “low-ball” offer that the Board believes Sun knows will not succeed, solely for the purpose of exercising certain options pursuant to an option agreement the Levitt and Moros families entered into with Sun at the time the merger agreement was signed over a year ago.

102.           On September 1, 2008, the Supreme Court of Israel issued an order prohibiting the closing of the Tender Offer until the Supreme Court issues a decision on the appeal from the District Court’s decision that Sun is not required to comply with the Israeli Special Tender Offer rules.  That appeal is pending and the stay of the Tender Offer remains in place.
FIRST CLAIM FOR RELIEF

(Violation Of Section 14(D) And (E) Of The

Exchange Act Against Sun And Alkaloida)

103.           Plaintiff repeats and realleges the allegations of paragraphs 1 through 108 hereof as is fully set forth herein.
104.           Section 14(d)(1) of the Exchange Act requires compliance with disclosure and  filing requirements in connection with any tender offer for more than 5% of a class of equity securities registered pursuant to Section 12 of the Exchange Act.
105.           Section 14(e) of the Exchange Act, 15 U.S.C. § 78(e), states, in pertinent part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

106.           The Tender Offer was originally filed in June of 2008 and has been amended over twenty-five (25) times since that date through and including September of 2009, but it remains defective and in violation of the statutory requirements in numerous respects and fails to disclose many of the matters described above.  Illustratively:
a.           Although deemed material and the subject of an 8(k) filing in October of 2008, there is no mention in the Tender of the FDA Warning Letter.  In its November 3, 2008 8(k), Caraco reported:
On October 31, 2008, the Company received a warning letter from the FDA. The letter was issued as a follow up to the last FDA inspection of our manufacturing facility in Detroit, Michigan which was initiated in May 2008. As previously disclosed, a Form 483 notice was issued in June 2008 following this inspection. We had responded to all the observations made in the Form 483 within thirty days thereof, and corrective actions were taken and substantially completed. Subsequent letters noting additional improvements were also provided to the FDA similar to what we have done in previous correspondence with the FDA. The observations set forth in the warning letter include, among other things, the inadequate and untimely investigation by our quality control unit of certain incidents at our facility contrary to our standard operating procedures. The FDA considered some of its observations to be repeat observations. We believe that the full warning letter, listing all of the observations, will be posted by the FDA shortly on its website at www.fda.gov.

Until our responses to the observations have been clarified and explanations provided to the satisfaction of the FDA, the FDA may in the near term withhold approval of pending new drug applications listing our facility as the manufacturer.

We intend to respond promptly and timely to the FDA within fifteen business days. We are committed to working cooperatively and expeditiously with the FDA to resolve the matters indicated in its letter.

b.           The FDA seizure actions in the summer of 2009 against Caraco are not reported;
c.           The charges of securities law violations against Caraco are not reported; and
d.           The press reports and the true facts as to Sun’s intentions and the direct impact on Taro shareholders of the Caraco events are not reported.
107.           In particular, since Taro shareholders who decline to tender their shares will be in the same position as shareholders in Caraco, it is essential that Sun disclose the manner of Sun’s operations of Caraco and their implications for Taro in that it now appears that when controlled by Sun:
a.	For years Caraco, under the control of Sun, regularly and repeatedly failed to meet cGMP requirements;
b.	The FDA had repeatedly issued inspection reports and warning letters to Caraco regarding significant violations of cGMP at Caraco’s manufacturing facilities;
c.	Caraco’s violations of FDA requirements was serious, prolonged and posed risks to consumers because of potential product contamination;
d.	Caraco had failed to correct serious violations of cGMP that were observed and documented by the FDA in 2005 and 2006;
e.	Caraco’s continuing violations and failure to take appropriate corrective measures jeopardized its ability to obtain FDA approval of new drug applications;

f.	Caraco’s systemic and serious violations risked FDA enforcement action, including the recall of adulterated and defective products, seizure and injunction; and
g.	Caraco was manufacturing and distributing products that were adulterated, defective and posed a threat to the health and safety of the public.
108.           In addition, Sun, misrepresented and concealed its plans and intentions with respect to Taro and Caraco.  Contrary to the representations in its Schedule 14(d), Sun did not intend to preserve and continue the operations of Taro, but according to press reports planned instead to close the Taro facilities and move the production lines to India.
109.           Sun’s misstatements and omissions are material because there is a substantial likelihood that Taro shareholders would consider the omitted facts significant in making a decision as to whether to tender shares into Sun’s offer.  In the absence of full and accurate disclosure of the material facts set forth above, Taro shareholders lack sufficient information to make an informed choice as to whether they should accept Sun’s offer at $7.75 per share ( below the current market price), or, alternatively, refrain from selling and holding stock in Taro and take the risk of losing most or all of the value of their shares through mismanagement of Taro by Sun, as has occurred in Caraco where the stock value for minority shareholders is minimal.
110.           Injunctive relief is warranted here because Taro’s shareholders will suffer irreparable harm as a result of defendants' misleading statements.
111.           Plaintiff has no adequate remedy at law.
SECOND CLAIM FOR RELIEF

(Breach Of Contract Against Sun)

112.           Plaintiffs repeat and reallege the allegations of paragraphs 1 through 108 hereof as is fully set forth herein.

113.           As alleged above, Plaintiffs and Defendants entered into a Confidentiality Agreement so that Defendants could conduct due diligence before deciding to enter into the Merger Agreement.
114.           Plaintiffs have duly performed their obligations under the Confidentiality Agreement and all conditions precedent to defendants’ performance of the Confidentiality Agreement have been met or satisfied.
115.           Defendants breached the Confidentiality Agreement by using the Taro Information for purposes other than evaluating a possible transaction with Taro.
116.           Taro has been damaged by the loss of sales, profits and business opportunities as a result of defendants’ breach of contract.
117.           Plaintiffs have incurred costs and expenses, including counsel fees, in the enforcement of the Confidentiality Agreement.
118.           Plaintiffs have been damaged in an amount to be determined at trial.

THIRD CLAIM FOR RELIEF

(Misappropriation And Misuse Of Trade Secrets Against All Defendants)

119.           Plaintiffs repeat and reallege the allegations of paragraphs 1 through 108 hereof as if fully set forth herein.
120.           The Taro Information, including cost and pricing information for Taro products, customer agreements, rebate agreements, non-public sales data, product strategies, operational plans and proposed transactions, constitutes “trade secrets” as a matter of law.
121.           The Taro Information is not generally known or available to the public.  Plaintiffs derive economic value from the Taro Information not being generally known to or readily ascertainable by proper means by third parties.  Plaintiffs have limited the use of the Taro

Information by, inter alia, entering into the Confidentiality Agreement and by placing the Taro Information on a secure, password-protected server.
122.           Defendants obtained Plaintiffs’ valuable trade secrets improperly under the guise of their diligence review for the prospective merger.
123.           Defendants knowingly and willfully appropriated and exploited Plaintiffs’ valuable trade secrets for their own economic advantage.
124.           Defendants’ misconduct constitutes the wrongful misappropriation and misuse by defendants of Plaintiffs’ trade secrets and has enabled Defendants to compete unfairly with Plaintiffs.
125.           Defendants’ wrongful misappropriation and misuse of Plaintiffs’ valuable trade secrets have caused plaintiffs damage in an amount to be determined at trial.

FOURTH CLAIM FOR RELIEF

(Unfair Competition Against All Defendants)

126.           Plaintiffs repeat and reallege the allegations of paragraphs 1 through 108 hereof as if fully set forth herein.
127.           Defendants wrongfully misappropriated and used Plaintiffs’ valuable trade secrets, misappropriating for themselves Plaintiffs’ commercial advantage.
128.           As a result of Defendants’ breach, Plaintiffs have been injured in an amount to be determined at trial.
FIFTH CLAIM FOR RELIEF

(Tortious Interference With Business Relationships Against All Defendants)

129.           Plaintiffs repeat and reallege the allegations of paragraphs 1  through 108 hereof as if fully set forth herein.

130.           Plaintiffs had business relationships with, inter alia, Duane Reade, Drugs Unlimited, Caremark (CVS), Abertsons and Kinray.
131.           Defendants interfered with these business relationships, as further described above.
132.           Defendants acted with the sole purpose of harming the Plaintiffs.
133.           Defendants used dishonest, unfair and/or improper means, including, inter alia, using trade secrets, confidential, and/or proprietary information that was wrongfully obtained from Plaintiffs in breach of the Confidentiality Agreement.
134.           As a result of Defendants’ interference with these business relationships, Plaintiffs’ business relationships with, inter alia, Duane Reade, Drugs Unlimited, Caremark (CVS), Abertsons and Kinray were injured.
135.           Plaintiffs have been damaged by this misconduct in an amount to be determined at trial.

SIXTH CLAIM FOR RELIEF

(Fraud Against All Defendants)

136.           Plaintiffs repeat and reallege the allegations of paragraphs 1 through 108 hereof as if fully set forth herein.
137.           Defendants represented to Plaintiffs that they intended to use the Taro Information solely to evaluate a possible transaction with Taro.
138.           Defendants represented that they would act in accordance with the Sherman memorandum.
139.           Defendants’ representations were false when made, because defendants intended to use the Taro Information for their own competitive purposes, and to advance defendants’

commercial and legal interests.
140.           Plaintiffs justifiably relied on Defendants' misrepresentations by granting Defendants access to their trade secrets, confidential and/or proprietary information.
141.           As a result of the foregoing, Plaintiffs were damaged in an amount to be determined at trial.
SEVENTH CLAIM FOR RELIEF

(Unjust Enrichment Against All Defendants)

142.           Plaintiffs repeat and reallege the allegations of paragraphs 1 through 108 hereof as if fully set forth herein.
143.           Defendants wrongfully misappropriated and misused Plaintiffs’ valuable trade secrets.
144.           Defendants misappropriated for themselves Plaintiffs’ commercial advantage, to Plaintiffs’ expense.
145.           Equity and good conscience militate against permitting defendants to retain what plaintiffs are seeking to recover.
146.           As a result of Defendants’ breach, Plaintiffs have been injured in an amount to be determined at trial.
WHEREFORE, plaintiffs Taro and Taro U.S.A. demand judgment against defendants Sun as follows:
1.           On the First Claim for Relief,
a.           Declaring that the Sun 14(d) is false and misleading;
b.           Directing Sun to make full and complete disclosure regarding Caraco’s violations of FDA regulations and the real and substantial risk that such actions will negatively affect Taro’s business and profitability if Sun acquires control of Taro;

c.           Directing Sun to make full and complete disclosure regarding its plans and intentions with respect to Taro, and any regulatory, tax or other governmental actions against Sun, its subsidiaries and affiliates in India and the United States;
d.           Directing Sun to make full and complete disclosure of all other material matters which may become known through discovery;
e.           Enjoining Sun from taking further steps to consummate the tender offer and from purchasing shares of Taro until Sun has complied with the Court’s orders and has made all appropriate disclosures; and
f.           Enjoining Sun from making future false and misleading statements in its tender offer for Taro;
2.           On the Second Claim for Relief, for compensatory damages in an amount to be determined at trial, plus all costs incurred by Taro in connection with the enforcement of the Confidentiality Agreement, including reasonable attorney’s fees;
3.           On the Third, Fourth, Fifth, Sixth and Seventh Claims for Relief, for compensatory damages in an amount to be determined at trial;
4.           On the Fifth and Sixth Claims for Relief, for punitive damages in an amount to be determined at trial;  and
5.           For the costs and expenses of this action, including reasonable attorneys’ fees, together with such other and further relief as the Court may deem just and proper.

PLAINTIFFS DEMAND TRIAL BY JURY OF ALL MATTERS TRIABLE BY JURY.

Dated:                      New York, New York
September 29, 2009

TROUTMAN SANDERS LLP
By:___________________________
Barry J. Brett (BB 1379)
Stephen G. Rinehart (SR-5527)
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 704-6000 (telephone)
(212) 704-6288 (facsimile)
Attorneys for Plaintiffs
Taro Pharmaceutical Industries Ltd. and
Taro Pharmaceuticals U.S.A., Inc.